SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2019

Commission File Number: 001-38705

ALITHYA GROUP INC.

(Translation of Registrant’s name into English)

700 De La Gauchetière Street West, Suite 2400

Montréal, Québec, Canada H3B 5M2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F    ☐                 Form 40-F    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. No. 333-228487.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALITHYA GROUP INC.

/s/ Nathalie Forcier
Name: Nathalie Forcier Title: Chief Legal Officer Date: November 13, 2019

EXHIBIT INDEX

99.1	Interim Condensed Consolidated Financial Statements of Alithya Group inc. for the three and six months ended September 30, 2019
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and six months ended September 30, 2019
99.3	Chief Executive Officer Certification of Interim Filings
99.4	Chief Financial Officer Certification of Interim Filings